MDB Capital Group, LLC
401 Wilshire Blvd., Suite 1020
Santa Monica, CA 90401

December 7, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn.:      Mr. Russell Mancuso

Branch Chief

RE:          Uni-Pixel, Inc. - Registration Statement on Form S-1 (File No.333-169279)

Ladies and Gentlemen:

MDB Capital Group LLC, the sole underwriter participating in the above referenced offering, hereby joins in the request of Uni-Pixel, Inc. that the effectiveness of the above referenced Registration Statement be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), so that the Registration Statement will become effective at 5:00 p.m. (Eastern Time) on Thursday, December 9, 2010 or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the Preliminary Prospectus issued November 2, 2010 was distributed as follows:

We distributed 870 copies of the Preliminary Prospectus, dated November 2, 2010, to institutions, dealers and others during the period from November 2, 2010 through December 7, 2010.

Very truly yours,

MDB Capital Group LLC

By:	Anthony DiGiandomenico Principal

cc:           Erick Richardson, Esq., Richardson & Patel LLP

Scott Chenevert, Esq. Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

Mr. Anthony DiGiandomenico, MDB Capital Group, LLC